EXHIBIT 21
SUBSIDIARIES OF RAYONIER INC.
As of 12/31/2011

Name of Subsidiary	State/Country of Incorporation/Organization
Rayonier Canterbury, LLC	Delaware
Rayonier Forest Resources, L.P.	Delaware
Rayonier Gulf Timberlands, LLC	Delaware
Rayonier Louisiana Timberlands, LLC	Delaware
Rayonier Operating Company, LLC	Delaware
Rayonier Performance Fibers, LLC	Delaware
Rayonier Products, LLC	Delaware
Rayonier TRS Forest Operations, LLC	Delaware
Rayonier TRS Holdings Inc.	Delaware
TerraPointe LLC	Delaware